FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For February 11, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.
(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Press release entitled, “ABN AMRO enters Belgian market with new pension concept”, dated 9 January, 2003.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: 11 Feb 2003	By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board

By: /s/ J.CH.L. Kuiper Name: J.CH.L. Kuiper Title: Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: 11 Feb 2003	By: /s/ T. de Swaan Name: T. de Swaan Title: Member of the Managing Board

By: /s/ J.CH.L. Kuiper Name: J.CH.L. Kuiper Title: Member of the Managing Board

Item 1

Persbericht

Amsterdam, 9 January 2003

ABN AMRO enters Belgian market with new pension concept

ABN AMRO Life Capital, a new subsidiary of ABN AMRO, starts today with the sale of pension and life insurance products on the Belgian market. These products comprise flexible group and individual insurance plans, with policyholders being able to design a supplementary pension according to their own wishes. ABN AMRO Life Capital will initially focus on successful companies whose employees are interested in building up a supplementary pension. ABN AMRO Life Capital is based in Antwerp.

The formation of ABN AMRO Life Capital is ABN AMRO’s response to the anticipated expansion of the Belgian pension market in the coming years. This is expected to grow by an estimated 13.8%, which is well above the European average of 8.9%. Market research has revealed a mounting awareness among Belgian employees of the need to build wealth for their retirement years. In fact, companies recruiting new staff are increasingly finding that a good pension plan is perceived to be an important element of the reward package.

ABN AMRO Life Capital is launching a new pension concept for the Belgian market under the name ABN AMRO Reward. General Manager of ABN AMRO Life Capital René Vanrijkel: “We offer companies and employees a total pension solution, where all collective and individual pension provisions can be brought together in a single contract. This means that every employee has up-to-date insight into his or her overall accrued pension rights and can view this information at any time via internet. What’s more, employees can realise all their personal wishes within the collective framework, precisely according to their own life cycle and investment profile”.

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Press contacts: +31(0)20 6288900

About ABN AMRO

ABN AMRO is a prominent international bank with total assets of approximately EUR 600 billion and over 3,400 branches in more than 60 countries. ABN AMRO employs over 110,000 staff worldwide and is listed on the Amsterdam, London and New York stock exchanges.
ABN AMRO operates through three Strategic Business Units, which are responsible for distinct customer segments: Wholesale Clients provides corporate and investment banking services to corporate, financial and pub lic sector clients; Consumer & Commercial Clients targets personal customers and small and medium-sized enterprises in three home markets — the Netherlands, the US Midwest and Brazil — as well as selected growth markets; Private Clients & Asset Management serves high net-worth individuals and institutional investors.

Afdeling Persvoorlichting Gustav Maherlaan 10 (HQ 1190), 1082 PP Amsterdam, tel 020 6288900, fax 020 6295486 Buiten kantooruren kunt u bellen met 020 6298000 voor de persvoorlichter van dienst